Filed pursuant to 424(b)(3)

Registration No. 333-200594

INDUSTRIAL LOGISTICS REALTY TRUST INC.

SUPPLEMENT NO. 2 DATED DECEMBER 7, 2016

TO THE PROSPECTUS DATED AUGUST 8, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Logistics Realty Trust Inc., dated August 8, 2016 (the “Prospectus”), as supplemented by Supplement No. 1, dated November 2, 2016. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A.	to provide an update on the status of our public offering; and

B.	to disclose the closing of a private placement.

A.    Status of our Current Public Offering

The registration statement for our initial public offering of up to $2,000,000,000 in shares of our common stock was declared effective by the Securities and Exchange Commission on February 18, 2016. Pursuant to the terms of this offering, all subscription proceeds were required to be deposited in escrow pursuant to the terms of an escrow agreement with UMB Bank, N.A. until we received subscriptions aggregating at least $2,000,000. As of November 30, 2016, John A. Blumberg, James R. Mulvihill, Evan H. Zucker, Dwight L. Merriman III, certain of our other officers and officers of the Advisor and its affiliates, directly or indirectly, had deposited an aggregate of $2,000,000 into escrow in connection with their subscriptions for shares of our common stock. Each of Messrs. Blumberg, Mulvihill and Zucker, subscribed, directly or indirectly, for $379,333.33 in shares of our common stock and Mr. Merriman subscribed indirectly for $251,000 in shares of our common stock. As noted above, the balance of the $2,000,000 in aggregate subscriptions were made by certain of our other officers and officers of the Advisor and its affiliates.

As a result, we have received sufficient offering proceeds to satisfy the minimum offering requirements for our offering with respect to all states other than the states of Ohio, Pennsylvania and Washington. Subscriptions from Ohio residents will not be released from escrow until subscriptions for shares totaling at least $7,000,000 have been received from all sources, subscriptions from Pennsylvania residents will not be released from escrow until subscriptions for shares totaling at least $75,000,000 have been received from all sources and subscriptions from Washington residents will not be released from escrow until subscriptions for shares totaling at least $10,000,000 have been received from all sources. Accordingly, the offering proceeds received from stockholders (other than any proceeds received from residents of the state of Ohio, Pennsylvania and Washington) were released from escrow on November 30, 2016 and we have commenced operations.

B.    Closing of Private Placement

On December 1, 2016, we issued to each of 125 separate investors 56 Class A shares and 56 Class T shares. The purchase price for all shares was $8.90 per share. In the aggregate, we issued 7,000 Class A shares and 7,000 Class T shares for $124,600. We issued these shares of common stock in a private transaction exempt from the registration requirements pursuant to Section 4(a)(2) of the Securities Act and Rule 506 promulgated thereunder.

Also on December 1, 2016, we issued to each of the 125 separate investors a promissory note with a principal amount of $3003.20, each a “Note” and collectively the “Notes”. The purchase price for each Note was $3,003.20 per Note. In the aggregate, we issued 125 Notes for $375,400. We will pay interest on the unpaid principal amount of the Notes at a rate of 18.25% per annum per Note payable semi-annually in arrears. The Notes mature on November 30, 2046. Some or all of the Notes may be prepaid by us at any time, in whole or in part, provided that (i) we will pay on the date of such prepayment all accrued and unpaid interest due on such prepaid principal amount to and including the date of prepayment and (ii) if the prepayment occurs prior to the eighteen-month anniversary of the issue date of the Note, we will pay on the date of such prepayment a one-time premium equal to $300 per Note. We issued the Notes in a private transaction exempt from the registration requirements pursuant to Section 4(a)(2) of the Securities Act and Rule 506 promulgated thereunder.

We raised an aggregate of $500,000 from the issuance of the common stock and the Notes. As described below, we deposited $481,410 of the amount we had raised with a third-party escrow agent.

The common stock and Notes described above were offered through H&L Equities, LLC, or “H&L”, a registered broker dealer and an affiliate of REIT Funding, LLC, or “REIT Funding”. With respect to the private offering of common stock and Notes, a fee of approximately $33,750 was paid to REIT Funding and we reimbursed REIT Funding for certain expenses. From this fee, REIT Funding paid a brokerage commission of $25,000 to H&L. We also paid an administrative fee equal to $10,000 to an affiliate of REIT Funding and agreed to pay the REIT Funding affiliate annual administrative fees equal to $15,000 per annum until the Notes have been paid in full and the REIT Funding affiliate’s administrative duties with respect to the outstanding Notes have been completed.

In addition, on December 1, 2016, in connection with the issuance of the Notes, we entered into an escrow agreement, or the “Private Offering Escrow Agreement”, with REIT Funding and Cushing, Morris, Armbruster & Montgomery, LLP, or the “Private Offering Escrow Agent”. Pursuant to the Private Offering Escrow Agreement, we deposited $481,410 of the amounts raised in the private offering of the common stock and Notes with the Private Offering Escrow Agent. The funds will be held in escrow as security for the repayment of the Notes and are equal to the amount necessary to repay the principal of the Notes, two semi-annual interest payments and the pre-payment premiums that would apply if the Notes were prepaid up to 18 months after issuance. The Private Offering Escrow Agent will release the escrowed funds to us after we have raised at least $10,000,000 in our initial public offering from investors unaffiliated with us.